

**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member
of Embed Clearing LLC

We have examined Embed Clearing LLC's statements, included in the accompanying Embed Clearing LLC's Compliance Report, that (1) Embed Clearing LLC's internal control over compliance was effective during the most recent fiscal year ended December 31, 2022; (2) Embed Clearing LLC's internal control over compliance was effective as of December 31, 2022; (3) Embed Clearing LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2022; and (4) the information used to state that Embed Clearing LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Embed Clearing LLC's books and records. Embed Clearing LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Embed Clearing LLC with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231, Customer Account Statements, of FINRA that requires account statements to be sent to the customers of Embed Clearing LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Embed Clearing LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Embed Clearing LLC's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2022; Embed Clearing LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2022; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2022 was derived from Embed Clearing LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Embed Clearing LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Embed Clearing LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Embed Clearing LLC's statements referred to above are fairly stated, in all material respects.

*Ryan & Juraska LLP*

Chicago, Illinois
February 23, 2023